MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: June 15, 2004

3.

 News Release

A press release dated June 15, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on June 15, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change: On June 15, 2004, TransGlobe announced the completion of an appraisal well at Harmel #2 on Block S-1 in the Republic of Yemen.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED June 16, 2004, at the City of Calgary, in the Province of Alberta.

/s/ Ross Clarkson

Ross G. Clarkson
President and CEO

News From...	#2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL APPRAISAL WELL IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Tuesday, June 15, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce the completion of an appraisal well at Harmel #2 on Block S-1 in the Republic of Yemen.

BLOCK S-1, REPUBLIC OF YEMEN (25% working interest)

Harmel #2:
The Harmel #2 well was drilled to a total depth of 856 meters and cased as a potential oil well. The Harmel #2 well is located 1.2 kilometers from the Harmel #1 discovery well. Full diameter cores were cut over three separate oil zones. The open hole well logs and cores indicate the three oil zones encountered in Harmel #1 also extend to Harmel #2.

The Harmel #1 well swab tested zones at a combined rate of 500 barrels per day of clean oil after acid stimulation. The medium gravity crude was encountered in three separate zones between 485 to 750 meters (1,600 to 2,500 feet). A structural closure of up to 25 square kilometers (10 square miles) is estimated from 3-D seismic data.

The Harmel #2 cores will be analysed to determine the best completion and stimulation methods to optimise recovery and flow rates. Core analysis will take approximately three months, after which a completion rig will be moved to Harmel #2 to complete and test the well. Testing is scheduled to continue for several months with the oil being trucked and sold. If the testing program is successful, full development of the Harmel pool could require drilling of 80 to 90 wells.

The drilling rig is currently moving from the Harmel #2 location to the An Nagyah #8 location to drill a development well in the eastern area of the An Nagyah field. Additional development wells in the An Nagyah pool are expected to be drilled in the third and fourth quarters of 2004 and into 2005.

An Nagyah Field:
The early production facilities at the An Nagyah field were installed during the first quarter 2004 and field production operations were initiated on March 28, 2004. Current production from the An Nagyah field via trucking is approximately 900 Bopd to TransGlobe. The oil production is being trucked 18 miles to the Jannah Hunt facility where it will be blended with the Marib light crude.

Trucking operations will be phased out following the construction of a central production facility (“CPF”) at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline. The pipeline and facilities are expected to be operational by early 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe), with expansion capabilities. The facilities and pipeline are planned to be operational in the first half of 2005. It is expected that the An Nagyah field development will consist of 13 wells to delineate and produce the field.

TransGlobe is an international exploration and production company with its corporate office in Calgary, Alberta. Block S-1 is the second producing property for the Company in the Republic of Yemen. The Company holds a 13.8% working interest in Block 32 in the Republic of Yemen where oil production has been underway for more than three years. TransGlobe also has producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
/s/ Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com